October 4, 2024

Boon Sim
Chief Executive Officer
Artius II Acquisition Inc.
3 Columbus Circle, Suite 1609
New York, NY 10019

       Re: Artius II Acquisition Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 24, 2024
           CIK No. 0002034334
Dear Boon Sim:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
September 16, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 2. Please revise to include all other compensation paid or to be paid to the sponsor, its affiliates, and promoters as required by
       Item 1602(a)(3) of Regulation S-K. Please include cross-references on the cover page to all related disclosures.
Risk Factors
Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business
Combination, page 47

2. We note your disclosure on pages 14 and 112 that in order to facilitate your initial
 October 4, 2024
Page 2

       business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units (or the securities underlying the private placement units)
       or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
Management
Executive Officer and Director Compensation, page 139

3. We note your response to prior comment 11 and your revisions on pages 10 and 108.
       Please revise to include a discussion in this section regarding the indirect interests in founder shares through membership interests in the sponsor that independent directors will receive for their services as directors. See Item 402(r)(3) of Regulation S-K.
       Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Natalia Rezai, Esq.